DAVIDOFF HUTCHER & CITRON LLP

605 Third Avenue, 34th Floor

New York, New York 10158

Telephone:  (212) 557-7200

April 14, 2014

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Blue Earth, Inc.

Amendment No. 4 to Registration Statement on

Form S-1 Filed March 18, 2014

File No. 333-189937

Dear Ms. Ravitz:

As counsel to Blue Earth, Inc. (the “Company”), we are responding to the Staff’s Comment Letter dated April 2, 2014.  The comments are repeated in the order set forth in the comment letter with our responses to follow in order.  The Company has filed Amendment No. 6 to its Registration Statement on Form S-1 on this date.

General

1.

Please be advised that we issued a separate comment letter today on your Form 10-K for the fiscal year ended December 31, 2013.   Please resolve all comments regarding your Form 10-K prior to requesting effectiveness of the registration statement.

Response No. 1:

The Company will comply.

2.

We note that your disclosure throughout continues to present a picture of your business that is anticipatory in nature and that appears to emphasize aspects of your business or this offering that reflect future expectations while deemphasizing the current facts. For instance, your summary describes you as a “comprehensive provider of energy efficiency and alternative/renewable energy solutions,” that also “owns, manages and operates independent power generation systems” and provides “turnkey solutions.”  However, it appears that a majority of your revenue to date has been from engineering retrofit services and sales of certain equipment, such as batteries.  Please continue to revise to accurately describe the current state of each of your business units, clearly addressing whether that unit has generated meaningful revenues and with what products or services, and whether any of your units owns, manages or operates any revenue generating power generation systems.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Response No. 2.

This comment has been complied with.  Certain disclosures have been made in the Registration Statement consistent with the Company’s supplemental response included below.  However, Management recognizes that it is responsible for the accuracy of the Company’s disclosure and believes they are accurate.  Therefore, the Company respectfully takes exception to the Staff’s comments that it is commingling current and future operations.  Thus, the Company provides the following supplemental information, certain of which has been incorporated into the Prospectus Summary.

The Company is fully staffed and contracted to do each of the items referenced above in quotes. All of these services and solutions are in place and being offered and implemented. The Company is admittedly a “small, developing company” from a revenue viewpoint. However, the fact the Company has limited revenues does not negate the fact that it is engaged in offering each of the descriptive terms, per the following examples:

1)

“The Company is a comprehensive provider of energy efficiency and alternative/renewable energy solutions”:  The Company has permitted and is engineering, designing and ordering equipment for seven (7) CHP projects.  The first of which is scheduled to be turned on in August 2014.  The Company is constructing 27 solar projects in Hawaii, has recently constructed seven (7) solar projects in California and is designing and permitting numerous other projects.  Currently our energy efficiency business unit provides services in all three building retrofit areas:  HVAC, refrigeration and lighting.  The Company also has a patented energy management system to manage energy consumption, which is installed in several grocery stores. Our UPStealth digital battery backup system has been tested, approved and installed in several cities and municipalities throughout the United States.  Hence our disclosures in the S-1 are current and accurate and not anticipatory in nature.  The Company is providing these services regardless of the current size of its revenues.

2)

“Owns, manages and operates independent power producing stations”: This is also an accurate statement.  The Company owns several solar projects in Hawaii. The Company completed a 500,000 watt solar power plant on the island of Oahu, which it recently sold and operates and manages several solar power plants that it constructed in California, as well as providing maintenance services for the solar power plants that it built and that others own., The Company also has operations and maintenance agreements for two fuel cell projects.  The Company owns projects in Hawaii and operates projects that it constructed in California, as well as providing operations and maintenance services for solar power plants that it built and that the others own, as well as for fuel cell projects.

3)

“Turnkey solutions”: The Company currently designs, constructs, operates, maintains and finances solar, combined heat and power and fuel cell solutions so it offers turnkey solutions from start to finish for alternative energy. The Company’s energy efficiency services are also full service and turnkey, it performs energy audits, provides all building retrofit services and provides some technology solutions.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Admittedly, these units vary in size and some have limited revenues, but all are growing, with some expected to be very large during the current year due to work in progress. Management recognizes that it is responsible for the accuracy of the Company’s disclosures and believes they are accurate.  Therefore, we believe, there is no need to reorganize sections between current and future plans since the Company’s actual current business operations are accurately described.  If the Company was not currently engaged in these operations and they were prospective then this comment would be relevant.

Overview, page 3

3.

We note your response to prior comment 1.  Please balance your disclosure on pages 4 and 29 about “a contract for a $300 million pipeline” and that historically the pipeline was “generally not realized” to state when you first announced the $300 million pipeline and the amount of your revenues to date from the pipeline.  Also, disclose when you first announced that you believed Blue Earth would be able to accelerate the financing and installation for Xnergy’s $500 million pipeline of projects that were available for implementation. In this regard, we note your disclosure on page F-25 of this filing and in exhibit 99.1 of your Form 8-K filed on June 3, 2011.

Response No. 3:

This comment has been complied with on page 5 under “Corporate Strategy - Solar EPC.”

4.

Please revise your disclosure to avoid marketing language.  In this regard, we note your disclosure on page 4 that your team has “excellent relationships,” your disclosure on page 32 that “Blue Earth EMS is well positioned in terms of capabilities and relationships,” your disclosure on page 33 that “This pool of money measures in the billions of dollars and pays for many programs,” your disclosure on page 38 that the added value helps ensure your clients that “Blue Earth wants to be a partner for life and will stand by [y]our projects,” your disclosure on page 39 that the “projects will probably have tremendous cash flows, quick pay backs and excellent long-term rates of returns” and your disclosure on page 40 that Blue Earth EMS’s reputation is “among the best.”  In addition, we note your disclosure in the last full paragraph on page 43 about a “wealth of expertise” and your disclosure in the last paragraph on page 44 about “unparalleled knowledge of the energy industry” and “an ideal person to advise the Company.”

Response No. 4:

This comment has been complied with.  All of the above disclosures have been deleted.

5.

We note your response to prior comment 5. Please continue to update your disclosure throughout.  In this regard, we note that you mention in your response that you updated the disclosure for stock issuances.  However, you should also update the disclosure throughout for other material developments.  For example, we note this amendment does not include disclosure that you ordered three generators that cost $17.6 million and that the total cost of these three sites is expected to be approximately $67 million as you announced in your March 11, 2014 press release.  Also, this amendment does not include disclosure that you hired Mr. Fontes to be the president of your solar division as you announced in your March 13, 2014 press release.  Please note that the above examples are only examples of disclosure that you should update.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Response No. 5:

This comment has been complied with.  Disclosure was made on page 4 under “Corporate Strategy - CHP or cogeneration” concerning the Company ordering an aggregate of five generators and disclosure was made on page 37 under “Corporate History” concerning the hiring of Ruben Fontes, who is not an executive officer.

Our credit facilities and debt instruments, page 15

6.

We note your response to prior comment 6. Please expand the disclosure in this section or your Liquidity and Capital Resources section to explain why there has been a delay in obtaining the lender’s approval of transaction documents in order for you to receive the second tranche of $1 million. We note your disclosure that you received the first tranche in September 2013.

Response No. 6:

This comment has been complied with on page 18 under “Risk Factors.”  Our Credit Facilities and Debt Institutions . . . .”  In addition, the Company is providing the Staff with the following supplemental information.  The Company has made two separate $1.5 million dollar draws on the Line of Credit, having paid back the first draw prior to the second draw.  Future draws are to be mutually agreed upon by the Company and the Lender, but draw requests originate from the Company. The Company has not had projects that are appropriate for this credit facility.  Futhermore, with the warrant exercise capital raise in November, the Company has not needed to draw from this facility. As discussed elsewhere in the Registration Statement, the focus of the Company from a financing perspective, is on “Project Finance” that is generally a mix of senior debt (60-70%), mezzanine debt (20-32%) and equity (8-12%). The Company is in the late stages of choosing which sources it will use for different projects and it does not expect to further use the current credit facility due to better choices. The payment terms and all other information on this credit facility is complete and accurate as currently disclosed in the registration statement.  Until such time as alternative financing arrangements are entered into, no further disclosure can be made.  In any event, the Company expects to pay down the final draw over the next couple of months and cancel the existing facility.  This information is confidential and not appropriate for disclosure.  Disclosing internal confidential business plans/decisions would be detrimental to the Company and go far beyond disclosure requirements.

 Management’s Discussion and Anal ysis, pa ge 23

7.

Please expand the disclosure in this section to include the information required by Item 303(a)(5) of Regulation S-K.

Response No. 7:

The Management’s Discussion and Analysis has been expanded to include the following table of Contractual Obligations as required by Item 303(a)(5) of Regulation S-K.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Contractual Obligations at December 31, 2013

	Payments due by period
		Less than	2-3	4-5	More than
Contractual Obligations	Total	1 year	Years	years	5 years

Long-Term Debt Obligations	$1,504,476	$1,504,476	$ -0-	$ -0-	$ -0-
Capital Lease Obligations	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Operating Lease Obligations	$5,438,760	$449,532	$829,284	$727,944	$3,432,000
Purchase Obligations	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Other Long-Term Liabilities
Reflected on the Registrant’s	$ -0-	$ -0-	$ -0-	$ -0-	$ -0-
Balance Sheet under GAAP
Total	$6,943,236	$1,954,008	$829,384	$727,944	$3,432,000

Liquidity and Capital Resources as of December 31, 2013, page 25

8.

Please expand the disclosure in this section to include, if applicable, the disclosure from the last sentence of the penultimate paragraph and the last paragraph on page 32 of your prior amendment that you are seeking additional equity and or debt financing to implement your business plan and that you are negotiating with alternative financing services for a combination of equity and debt financing.  In this regard, we also note that you previously disclosed that you had non-binding term sheets from an international bank and mezzanine debt providers that would result in 8% equity and 92% project finance debt for your power plants. If you have since entered into material financing agreements in connection with these power plants, please file the agreements as exhibits.

Response No. 8:

This comment has been complied with.  The third from last paragraph of this heading on page 31, beginning with “The Company is negotiating with alternative financing sources.” has been reinserted.  The next paragraph has been added concerning the Company ordering five initial generators.  In addition, the Company is providing the following supplemental information.  The Company has not signed any new financing approvals so the disclosures are accurate and complete as written. Financing alternatives are continuing to be evaluated in order to obtain the best combination of debt and equity with various sources that are being matched to specific projects or combinations of projects. The Company is using cash on hand to advance the projects on schedule, while negotiating with numerous alternatives.  The Company intends to start signing agreements in time to match the debt with equity to keep the project completion dates on target. All of the negotiations and alternatives are internal business considerations. It is appropriate for the shareholders to know that the Company has at least one solution available and that it is evaluating alternatives. Disclosing anything else is beyond disclosure requirements and would be detrimental to its business. When choices are made, the Company will report them.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

9.

Please update the disclosure in this section to clarify how you paid for your recent order for three generators at a cost of $17.6 million.

Response No. 9:

The Company did not report that it paid $17.6 million.  The Company disclosed that it had ordered three generators at a cost of $17.6 million. This provides a specific example of the use of equity until the debt component is needed as described in the supplemental answer to comment 8, above. Equipment in general, including generators, has a lead time for manufacturing and terms for payment over the course of months. Therefore, the Company made the required down payments as part of its planned equity contribution to each project. It will choose among the various debt alternatives prior to the need of funds that exceeds the Company’s ability to use equity for future payments. This operating plan is an internal business consideration that is not a required disclosure and would be very detrimental to the Company if disclosed.  Management believes that the disclosures in the Registration Statement are accurate and complete.

10.

Please clarify the basis for your belief in the second paragraph on page 26 that the completed placement will fund your operations at least through December 31, 2014 given your disclosure in the first paragraph on page 26 that at December 31, 2013 you had working capital of $14.3 million, including $8.4 million in cash, your disclosure on page 31 that you agreed to make a $4.5 million loan for solar projects that is due by March 31, 2014, that you recently ordered three generators at a cost of $17.6 million and the total cost of these three sites is expected to be approximately $67 million.

Response No. 10:

The references to $4.5M, $17.6 M and $67 Million are Project Finance funding issues. The Company has adequate working capital, as reported, to fund operations and meet its equity requirements until the Company chooses among the financing alternatives, which will be done as needed, as described in Response No. 9 above.  Management believes the disclosures are complete and accurate.

Corporate History, page 30

11.

Please expand the disclosure in the sixth paragraph of this section to identify the “former owner who was a key employee.”

Response No. 11:

This comment has been complied with on page 36 in the sixth paragraph under this heading.

12.

Please expand the disclosure in the first paragraph on page 31 to identify the large customer.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Response No. 12:

Confidential Treatment has been applied for in connection with Exhibit No. 10.42, 10.43, 10.52, 10.53 and 10.54, all of which contains the name of this customer.  We are contractually prohibited from naming the customer at this time.

Management, page 43

13.

We note your response to prior comment 10.  It appears that rather than revising your disclosure to address the business experience of Messrs. Kelly and Allman for the last five years, you instead included disclosure in the last full paragraph on page 43 about a “wealth of expertise” and included disclosure in the last paragraph on page 44 about “unparalleled knowledge of the energy industry” and “an ideal person to advise the Company.” Please remove marketing language from your filing and include the disclosure required by Item 401(e) of Regulation S-K.

Response No. 13:

This comment has been complied with.  The references to marketing language have been deleted.  In addition, the Company is providing the following information, which has been included in the Registration Statement.  The Company’s CHP and Solar projects, generate electricity at the customers site, as such, they interface with the traditional electric grid. Mr. Allman and Mr. Kelly have managed large electric grids for many years; therefore their grid experiences are directly applicable to the Company’s core business. In addition, public utilities, such as those they managed for many years oversee multi-billion dollar rebate programs for energy efficiency. These experiences are directly relevant to the Company’s energy efficiency business. As part of the administration of the large rebate programs, the public utilities that they managed are early reviewers and evaluators of new technology, consequently they provide exceptional inputs to the Company when evaluating technology acquisitions and for marketing of the Company’s existing technology. Federal and State governments have many policies and programs that directly influence the Company’s business model in all areas, alternative energy, energy efficiency and technology. Governor Richardson provides valuable insight and access to the political process and decision making political leaders.

Outstanding Equity Awards at Fiscal Year-End, page 48

14.

We note your response to prior comment 14. You have included footnotes 1 and 3 below the table; however, you did not include references within the table to footnotes 1 and 3. Please revise.

Response No. 14:

This comment has been complied with on page 59.  Disclosures have also been made for Robert Potts and Brett Woodard who were executive officers as of December 31, 2013.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Employment Agreements, page 48

15.

Please ensure that you have disclosed the material terms of the employment agreements. In this regard, we note that you have not disclosed the amount of the bonuses to be paid according to the employment agreements mentioned in this section.

Response No. 15:

This comment has been complied with on page 56 in the fourth from last paragraph under this heading.

Certain Relationships and Related Transactions, page 53

16.

Please update the disclosure in this section to discuss the material terms of your consulting agreement with Mr. Davis mentioned on page 35, including the reduction in the exercise price of the 566,400 warrants held by Mr. Davis from $1.16 per share to $0.60 per share.

Response No. 16:

This comment has been complied with on page 61.

17.

We note your response to prior comment 17. Please expand the disclosure in this section to include the approximate dollar values of the amounts involved in the consulting agreement with Mr. Davis.

Response No. 17:

This comment has been complied with on page 61 under “Consulting Agreements.”  The percentages which Mr. Davis may be entitled to on a “success basis” have been disclosed. However, there are no dollar amounts listed, as the compensation is “success” based, so there is no way to predict the amount of business he will generate.

Selling Stockholders, page 55

18.

We note your response to prior comment 25. Please disclose the natural person or persons who exercise the sole or shared voting power and/or dispositive power with respect to the shares held by Manzano Limited Partnership.

Response No. 18:

This comment has been complied with on page 76, under footnote (37).  Danny R. Thomas is the 50 year old son of the CEO, living in Portland, Oregon.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

19.

Please ensure that you have updated the disclosure in the table to the extent practicable. In this regard, we note your disclosure in the fourth bullet point on page 64 regarding warrants awarded on January 1, 2014 that were assigned to other entities, including Camelot FLP and Manzano Limited Partnership, for estate planning purposes.  However, your disclosure on page 60 regarding the number of shares beneficially owned by Camelot and Manzano has not changed from the disclosure in the selling stockholder table in your Form S-1/A filed on December 13, 2013.

Response No. 19:

Manzano Limited Partnership acquired 250,000 warrants as of January 1, 2014.  The number of warrants owned by Manzano has increased from 495,000 to 745,000 as disclosed on page 71.  The number of shares beneficially owned by Camelot FLP has not changed.

Exhibits, page II-6

20.

We note your response to prior comment 27. Please file as exhibits the amended employment agreements with Dr. Thomas and Mr. Francis mentioned in the second paragraph on page 49 in which the board increased their salaries. Also, please file as an exhibit the consulting agreement with Mr. Davis mentioned in the second paragraph on page 35.

Response No. 20:

There are no amendments to the Employment Agreements with Dr. Thomas and Mr. Francis, which were extended by Board action as noted in the Registration Statement on page 60.    Mr. Davis’s Consulting Agreement has been filed with Amendment No. 5 for which the Company is seeking Confidential Treatment of the schedule attached thereto.

Amanda Ravitz,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

If you have any questions, please do not hesitate to contact the undersigned at

646-428-3210.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:/s/ Elliot H. Lutzker

Elliot H. Lutzker, Partner

cc:  Dr. Johnny R. Thomas